April 11, 2006

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Wells Fargo Funds Trust

Registration Nos. 333-74295; 811-09253

Ladies and Gentlemen:

In connection with the registration of Wells Fargo Funds Trust (the “Trust”) under the Investment Company Act of 1940, as amended, and the issuance of securities by it under the Securities Act of 1933, as amended, and pursuant to 17 C.F.R. 230.497(e), we are transmitting herewith for filing a prospectus supplement (the “Supplement”) for certain series Funds of the Trust.

The Supplement is being filed to communicate to shareholders of the Wells Fargo Advantage Outlook Funds, as of a record date of March 31, 2006, a proxy to vote on certain structural and sub-advisory changes to the Funds.

If you have any questions, please contact me at (415) 396-8235.

Very truly yours,

/s/ Elaine E. Richards
Elaine E. Richards